# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mueller Water Products, Inc., CIK 0001350593
CUSIP: 624758108
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 1200 ABERNATHY RD, NE, 1200 ABERNATHY RD, NE, ATLANTA, Georgia (GA), 30328
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001749768-24-000001
Filed by CIK 0001749768

## Reporting persons
- Impax Asset Management Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 5,738,738; sole dispositive power 5,738,738; aggregate amount beneficially owned 5,738,738 (3.7% of the class)
- Impax Asset Management LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 5,738,738; sole dispositive power 5,738,738; aggregate amount beneficially owned 5,738,738 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Mueller Water Products, Inc.
Address of issuer's principal executive offices: 1200 ABERNATHY RD, NE, 1200 ABERNATHY RD, NE, ATLANTA, GEORGIA, 30328

## Item 2. Person Filing
Name of person filing:
Impax Asset Management Group plc
Note: Impax Asset Management Group plc (the filing entity) owns 100% of Impax Asset Management Limited
Address of principal business office or, if none, residence: 7th Floor, 30 Panton Street, London, SW1Y 4AJ
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5738738
Percent of class: 3.68%
Sole power to vote or to direct the vote: 5738738
Sole power to dispose or to direct the disposition: 5738738

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Impax Asset Management Group plc: Karen Cockburn, Chief Financial Officer (10/14/2024)
- Impax Asset Management LTD: Karen Cockburn, Chief Financial Officer (10/14/2024)